

Mail Stop 3561

March 16, 2016

William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

     Re: Sysco Corporation
            Form 10-K for the fiscal year ended June 27, 2015
            Filed August 25, 2015
            Response Dated March 2, 2016
            File No. 001-06544

Dear Mr. Delaney:

We have reviewed your March 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2016 letter.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Derivative Financial Instruments, page 65

1. We note your response to comment 2. Please explain the following items in more detail.

- We note that you described the hedged forecasted transactions as 60 semiannual interest cash flows on $1.0 billion in aggregate principal of fixed rate debt occurring between December 1, 2014 and January 31, 2045 and 20 semiannual interest cash flows on $1.0 billion in aggregate principal of fixed rate debt occurring between December 1, 2014 and January 31, 2055. Please tell us if any semi-annual interest payments on any fixed rate debt within that period would qualify. If so, please tell us how that constitutes sufficient specificity about the hedged item so that it is clear when an interest payment occurs whether that cash outflow is or is not the hedged transaction.

- You state that you terminated the swaps in September 2014 in conjunction with the issuance of $5.0 billion in senior notes in October 2014 and began amortizing the amounts in AOCI through interest expense over the term of the new senior notes (30 years and 10 years respectively). Once you issued specific debt in October 2014 and began making interest payments and amortizing the AOCI over the term of this debt, please explain in greater detail how other cash interest payments associated with different debt with different semi-annual cash outflows could also be considered the forecasted transactions.

- Please tell us how you define "the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter" for the forecasted transaction(s). Please tell us by what date you believe the forecasted transactions would have had to be probable of not occurring to reclassify the OCI to earnings.

- We are unclear on how anticipating issuing approximately $2.0 billion in fixed rate debt during the first quarter of fiscal 2016 and actually issuing $2.0 billion in fixed rate debt in September 2015 impacted your ability to assert it was probable that the forecasted transactions would not occur by the end of the originally specified time period. Please explain in detail addressing how the 60 and 20 semi-annual interest cash outflows during the 30 and 10 year specified periods coincide with the anticipated or actual issued debt.

- It appears that you intend to continue to amortize the cumulative losses recorded in accumulated other comprehensive income through interest expense over the term of the originally issued merger debt. Please explain to us how you determined that will be the same period or periods in which outstanding debt interest payments *affect earnings*.

The above points are an attempt to understand your period-by-period analysis of the transactions beginning with incurrence of the derivative intended to hedge forecasted debt issuance(s), please feel free to supplement your response with any information you deem helpful to understanding the accounting literature that supports continued amortization from other comprehensive income. In this regard, please ensure your next response provides a comprehensive analysis of how you evaluated the economic effect of the forward-starting interest rate including how it served as an economic hedge of possible future cash payments associated with unspecified debt transaction(s). A detailed discussion of the intent of the forward-starting swap agreements may be a good starting point including how such agreement(s) fixed your risk relating to the uncertainty of future interest payments for specified periods. We may have further comment.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products